Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

September 28, 2005

Matt Bazley
Securities and Exchange Commission
Via Fax 202-772-9202

Re: Las Vegas Gaming, Inc. (the “Company”) 14A filing

Dear Matt:

I have attached a revised preliminary 14A filing containing the changes we have discussed. Specifically, I have taken out the reference to “Blank Check” Common throughout and have moved the paragraph as discussed. A redlined version of these changes is being faxed to you, as well, for your convenience. This letter and the amended Pre-14A will be filed tomorrow under a correspondence designation.

In addition, this will confirm that the Company will comply with all the currently outstanding comments of the Division of Corporate Finance of the Securities Exchange Commission as to its Form 10-KSB for the year ended December 31, 2004 and 10-QSB for quarters ended March 31, 2005 and June 30, 2005.

The Company would like to file its definitive 14A filing as soon as possible so it can hold its annual meeting. Please call me at your earliest convenience to discuss.

Thanks,

/s/ Kyleen E. Cane
Kyleen Elisabeth Cane

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Illinois, and Wisconsin State Bars ~Nevada

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant  (X)

Filed by a Party other than the Registrant  ( )

Check the appropriate box:

(X)  Preliminary Proxy Statement
(  )  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
( )	Definitive Proxy Statement
( )	Definitive Additional Materials
( )	Soliciting Material under Section 240.14a-12

LAS VEGAS GAMING, INC.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):
(X)	No fee required
( ) Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1)	Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Proposed maximum aggregate value of transaction:

4) Total fee paid:

( )	Fee paid previously with preliminary materials.
( )
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:
2)	Form, Schedule or Registration Statement No.:
3)	Filing Party:
4)	Date Filed:

LAS VEGAS GAMING, INC.
4000 West Ali Baba Lane, Suite D
Las Vegas, NV 89118

       September 26, 2005

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Las Vegas Gaming, Inc., which will be held at 4000 West Ali Baba Lane, Suite D, Las Vegas, Nevada, on October 7, 2005, at 9:00 a.m. Pacific Daylight Time.

Details of the business to be conducted at the annual meeting are given in the attached Notice of Annual Meeting of Shareholders and Proxy Statement.

Whether or not you attend the annual meeting, it is important that your shares be represented and voted at the meeting. Therefore, I urge you to sign, date, and promptly return the enclosed proxy. If you decide to attend the annual meeting and vote in person, you will of course have that opportunity.

On behalf of the board of directors, I would like to express our appreciation for your continued interest in the affairs of Las Vegas Gaming, Inc.

Sincerely,

                            /s/ Russell R. Roth
                              Russell R. Roth
    CEO and Chairman

Las Vegas Gaming, Inc.
4000 West Ali Baba Lane Suite D
Las Vegas, NV 89118
Telephone (702) 871-7111

____________________________________________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
September 26, 2005
___________________________________________________

TO THE SHAREHOLDERS OF LAS VEGAS GAMING, INC.:

The annual meeting of the shareholders of Las Vegas Gaming, Inc. will be held at 4000 West Ali Baba Lane, Suite D, Nevada, on October 7, 2005, at 9:00 a.m. Pacific Daylight Time, for the following purposes:

1.	To elect three directors to serve until the next annual meeting or until their successors are elected and qualified;

2.	To approve an amendment to the company’s Articles of Incorporation to authorize our board of directors to create and issue different classes of common stock;

3.	To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders of record at the close of business on September 1, 2005 are entitled to notice of and to vote at the meeting. The Company’s proxy statement accompanies this notice.

All shareholders are invited to attend the meeting in person.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Russell R. Roth
RUSSELL R. ROTH, Chairman

Las Vegas, Nevada
September 26, 2005

IMPORTANT

Whether or not you expect to attend in person, we urge you to sign, date, and return the enclosed Proxy at your earliest convenience. This will ensure the presence of a quorum at the meeting. PROMPTLY SIGNING, DATING, AND RETURNING THE PROXY WILL SAVE LAS VEGAS GAMING THE EXPENSE AND EXTRA WORK OF ADDITIONAL SOLICITATION. Sending in your Proxy will not prevent you from voting your stock at the meeting if you desire to do so, as your Proxy is revocable at your option.

Las Vegas Gaming, Inc.
4000 West Ali Baba Lane. Suite D
Las Vegas, NV 89118
Telephone (702) 871-7111
________________________________________________

PROXY STATEMENT
________________________________________________

For the Annual Meeting of Shareholders
To be held October 7, 2005

NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LAS VEGAS GAMING OR ANY OTHER PERSON.

MATTERS TO BE CONSIDERED

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Las Vegas Gaming, Inc. (the “Company”) for use at the annual meeting of the shareholders of the Company, or any adjournments thereof. The meeting will be held at 4000 West Ali Baba Lane, Suite D, Las Vegas, Nevada, on October 7, 2005, at 9:00 a.m. Pacific Daylight Time, to elect three directors to serve until the next annual meeting or until their successors are elected and qualified, to approve an amendment to the company’s Articles of Incorporation to authorize our board of directors to create and issue different classes of common stock, and to transact any other business that may properly come before the meeting or any adjournment of the meeting.

Management knows of no other business that may properly come before the meeting. The above matters require for their approval the affirmative vote of a majority of the shares represented at a meeting at which a quorum is present.

This proxy statement and the enclosed form of proxy are first being mailed to shareholders on or about September 26, 2004.

RECORD DATE; SOLICITATION OF PROXIES

The board of directors of Las Vegas Gaming has fixed the close of business on September 1, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting. At the record date, there were approximately 8,235,020 shares of common stock issued, outstanding, and entitled to vote at the meeting. Holders of common stock are entitled to one vote at the meeting for each share of common stock held of record on the record date. There are no separate voting groups or separate series of stock with voting rights.

In addition to the solicitation of proxies by the board of directors through use of the mails, proxies may also be solicited by Las Vegas Gaming and its directors, officers and employees (who will receive no additional compensation therefore) by telephone, telegram, facsimile transmission or other electronic communication, and/or by personal interview. Las Vegas Gaming will reimburse banks, brokerage houses, custodians and other fiduciaries who hold shares of common stock in their name or custody, or in the name of nominees for others, for their out-of-pocket expenses incurred in forwarding copies of the proxy materials to those persons for whom they hold such shares. Las Vegas Gaming will bear the costs of the annual meeting and of soliciting proxies therefore, including the cost of printing and mailing this proxy statement and related materials. Las Vegas Gaming has spent approximately $2,000 in legal and other expenses in the preparation of this proxy statement and other expenses connected with the solicitation of security holders. It is anticipated that Las Vegas Gaming will spend an additional $1,000 in solicitation of security holders before the meeting is held.

Any questions or requests for assistance regarding Las Vegas Gaming’s proxies and related materials may be directed in writing to Russell Roth, at 4000 West Ali Baba Suite D, Las Vegas, Nevada 89118.

VOTE REQUIRED AND VOTING

In order to obtain shareholder approval, thirty-three and one thirds percent (33 1/3%) of the issued and outstanding shares of common stock entitled to vote as of the record date, represented in person or by proxy, is required for a quorum at the annual meeting. Abstentions may be specified and will be counted as present for the purpose of determining the existence of a quorum. Election of directors shall be accomplished by the three candidates receiving a plurality of the votes cast at a shareholder's meeting by the shareholders entitled to vote in the election. The amendment to the articles will require approval of a majority of the voting power of the issued and outstanding shares of stock entitled to vote on the matter.

Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

You may vote by either attending the meeting in person or by filling out and sending in your proxy. Shares of common stock that are represented by properly executed proxies, unless such proxies shall have previously been properly revoked (as provided herein), will be voted in accordance with the instructions indicated in such proxies. If no contrary instructions are indicated, such shares will be voted FOR the named nominees for the board of directors identified herein. Shares represented by proxies that have voted against the propositions presented at the meeting cannot be used to postpone or adjourn the meeting in order to solicit more votes for the proposition.

Brokers who hold shares in a street name have the authority to vote when they have not received instructions from the beneficial owners. Brokers who do not receive instructions, but who are present in person or by proxy at the meeting will be counted as present for quorum purposes.

OTHER MATTERS

It is not expected that any matters other than those referred to in this proxy statement will be brought before the meeting. If other matters are properly presented, however, the persons named as proxy appointees will vote in accordance with their best judgment on such matters. The grant of a proxy also will confer discretionary authority on the persons named as proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the meeting.

DISSENTERS’ RIGHT OF APPRAISAL

There are no rights of appraisal or similar rights of dissenters with respect to any of the scheduled matters to be acted upon at the Annual Meeting.

REVOCATION OF PROXY

Any shareholder may revoke his, her or its proxy (other than an irrevocable proxy coupled with an interest) at any time before it is voted, by: (1) filing with the corporate secretary of Las Vegas Gaming an instrument revoking the proxy; (2) returning a duly executed proxy bearing a later date; or (3) attending the meeting and voting in person. Attendance at the meeting will not by itself constitute revocation of a proxy.

SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT, AND SHAREHOLDERS ARE URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING PREPAID ENVELOPE.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Three directors are to be elected at the annual meeting, to hold office for one year until the next annual meeting of shareholders, and until their successors are elected and qualified. It is intended that the accompanying proxy will be voted in favor of the following persons to serve as directors unless the shareholder indicates to the contrary on the proxy. Management expects that each of the nominees will be available for election, but if any of them is not a candidate at the time the election occurs, it is intended that such proxy will be voted for the election of another nominee to be designated by the Board of Directors to fill any such vacancy.

NOMINEES

The following sets forth information regarding each nominee.

	All Positions		Years Served
	And Offices		as Director
Name	with LVGI	Age	of the Company

Russell Roth	Chief Executive	58	7 years,
	Officer, CFO & Director
Richard Irvine	Director	62	4 years
Kyleen Cane	Director	50	4 years

Russell R. Roth. Mr. Roth has been Chief Executive Officer, Chief Financial Officer and Chairman of the Company since April 1998. From January 1995 until December 1999, Mr. Roth had been the feature writer, editor and co-owner of the Las Vegas Investment Report and has managed portfolios for a few select individuals. From September 1994 to April 1996, Mr. Roth served as President of National Investment & Tax Managers, Inc. From January 1987 to April 1993, Mr. Roth served as Chief Financial Officer of Sotheby's Holdings, Inc., an art auction company. At Sotheby's Holdings, Inc., Mr. Roth spearheaded the Company's initial public offering in 1988. From 1983 to 1986, Mr. Roth served as Chief Financial Officer of Cessna Aircraft Company where Mr. Roth coordinated a successful merger of the Company with General Dynamics Corp. From 1974 to 1983, Mr. Roth served in various financial capacities for Rockwell International and the Bendix Corporation. Mr. Roth received his Bachelors of Science in Economics from the University of Kansas in 1968 and his Masters of Business Administration from the University of Michigan in 1973. He serves on the Board of directors Legal Access Technologies, Inc. Legal Access Technologies is a public reporting company traded on the Over-The-Counter Bulletin Board.

Rich Irvine. Mr. Irvine has been a director of Las Vegas Gaming since January 14, 2001. Mr. Irvine is currently retired. Prior to his recent retirement, he was Vice President of Sales for Alliance Gaming, a gaming company headquartered in Las Vegas, Nevada. From January 2002 through January 2003 Mr. Irvine was Vice President of Sales for A. C. Coin, a gaming company headquartered in Atlantic City, New Jersey. Mr. Irvine was Executive Vice President and Chief Operating Officer for GameTech from February 1999 through November 2001. Mr. Irvine was President and Chief Operating Officer of Mikohn Gaming Corporation from July 1995 until September 1998. He had served on the Mikohn’s corporate Board of Directors since it became a publicly traded company in late 1993. From 1993 to 1995 Mr. Irvine was Senior Vice President - Marketing and Entertainment for Boomtown, Inc., a Reno-based owner and operator of casino properties in Verdi, Nevada; Las Vegas, Nevada; Biloxi, Mississippi; and New Orleans, Louisiana. From 1991 to 1993 he was Vice President of Marketing for worldwide Walt Disney attractions. His first entry into the gaming industry came as Executive Vice President Worldwide Sales and Marketing for International Game Technology (IGT), a leading manufacturer of gaming machines. During his four-year tenure, IGT’s revenues tripled. Mr. Irvine was co-founder of Aurora Productions. During an eight-year stint there, he was Executive Producer of such films as Heart Like a Wheel, Secret of Nihm and Eddie and the Cruisers, and also the Broadway show The Suicide. He also served as President and Chief Operating Officer of Straight Arrow Publishing, owners of Rolling Stone Magazine and as Executive Vice President of Unicorn/ Sovaminco, a U.S. - (former) U.S.S.R. joint venture. He began his career in media sales for Time, Inc. (now Time Warner) after attending the University of Southern California.

Kyleen Cane. Ms. Cane became a director of Las Vegas Gaming on July 5, 2001. From May of 1989 to June of 2001, Ms. Cane was the President and Chief Executive Officer of Tele-Lawyer, Inc., a Nevada Corporation that was acquired in an exchange agreement with Legal Access Technologies, Inc., a publicly reporting company, headquartered in Las Vegas, Nevada. At that time, Ms. Cane became the Chairman of the Board and CEO of Legal Access Technologies and continued in that capacity until December of 2004. Ms. Cane also maintains a law practice limited to Securities Law in Las Vegas, Nevada with three other attorneys, under the name Cane Clark, LLP. Cane Clark, LLP provides legal services to the Company from time to time in connection with various securities matters. Ms. Cane attended the University of California, Irvine where she graduated top in her class and received a B.A. degree in Economics (June 1975). She then went on to receive her Jurist Doctor degree from the University of Southern California School Of Law in May of 1978, also receiving high honors. Among these honors were Order of the Coif, Phi Beta Kappa, Summa Cum Laude, Dean's Honor List, Who's Who

 in American Colleges and Universities, Recipient of Three University of Southern California Scholarships, The American Jurisprudence Award in Constitutional Law and member of the University of Southern California Law Review. She is a licensed member of the Nevada, Washington, California and Hawaii State Bars, the U.S. Tax Court and maintains Real Estate Broker licenses in Nevada, California and Hawaii.

TERMS OF OFFICE

Company directors are elected for one-year terms until the next annual general meeting of the shareholders or until removed from office in accordance with company by-laws.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the most recent fiscal year:

Name and Principal Position	Number of Later Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
Russell Roth, CEO	0	0	0
Richard Irvine, Director	0	0	0
Kyleen E. Cane, Director	0	0	0

BENEFICIAL STOCK OWNERSHIP

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of September 1, 2005 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. In the case of options and warrants, only ones that are vested or within 60 days of vesting are included.

Name and Address of Beneficial Owner	Title of Class			September 1, 2005	Percent of Class
	COMMON STOCK	COMMON STOCK OPTIONS	COMMON STOCK WARRANTS	TOTAL	Partially diluted Percentage(1)	Fully diluted Percentage(2)
RUSS ROTH 4000 Ali Baba Lane, Suite D Las Vegas, NV 891418	959,177	181,500	25,000	1,165,677	12.68%	11.18%
GARY BALDWIN 305 La Plata Place Boulder City, NV 89005	481,933	4,400	0	486,333	5.29%	4.67%
RICH IRVINE 1055 Silver Fox Circle Reno, NV 89439	0	40,000	50,000	80,000.98%		.86%
KYLEEN CANE 4000 Ali Baba Lane Suite D Las Vegas, NV 89118	53,500	40,000	50,000	133,500	1.56%	1.38%
ADLINE NETWORK, LLC(3) 6510 Ashbourne Ct. Suwanee, GA 30024	400,000	0	100,000	500,000	5.44%	4.80%
ZAK KHAL 4000 Ali Baba Lane Suite D Las Vegas, NV 89118	0	100,000	339,000	439,000	4.23%	3.73%
JOHN ENGLISH 4000 Ali Baba Lane Suite D Las Vegas, NV 89118	0	0	250,000	250,000	1.09%	.96%
Officers and Directors As a Group
TOTAL	1,894,610	315,900	664,000	2,874,510	31.19%	27.58%

(1) Based on a denominator of 8,235,020 shares of common stock outstanding as of September 1, 2005, plus the particular beneficial owner’s issued options and warrants that were exercisable within 60 days.
(2) Based on a denominator of 8,235,020 shares of common stock outstanding as of September 1, 2005, plus all the issued options and warrants that were exercisable within 60 days.
(3) Sam Johnson, our Chief Technical Officer, is the beneficial owner of 49% of the shares and warrants held by Adline Network, LLC.

INFORMATION REGARDING THE BOARD

The Board of Directors

The Board of Directors oversees the business and affairs of the Company and monitors the performance of management. In accordance with corporate governance principles, the Board of Directors does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with our key executive, Mr. Russell Roth, and our principal external advisors (legal counsel, outside auditors and other consultants), by reading reports and other materials that we send to them and by participating in board and committee meetings.

The Board of Directors met 4 times during fiscal year 2004. All directors attended all board meetings. Also during 2004, several issues were handled without a meeting by signed written consents.

Director Compensation

The directors are not currently paid for acting as members of the board, other than receiving stock options or warrants.

The Committees of the Board

We have established an Audit Committee and Compensation Committee.

The Audit Committee

The Audit Committee approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to our financial reporting. In addition, the Audit Committee reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, fees to be paid to our independent auditors and the performance of our independent auditors. The Audit Committee consists of Kyleen Cane, Russ Roth and Richard Irvine. Our Audit Committee met 4 times in 2004.

Compensation Committee

The Company has a three member Compensation Committee made up of Russell R. Roth, Kyleen Cane and Richard Irvine. The Compensation Committee reviews and recommends to the Board of Directors the salaries, and benefits of all employees, consultants, directors and other individuals compensated by the Company. Members of the Compensation Committee, with the exception of Mr. Roth, are not salaried employees of the Company. Mr. Russell Roth is the only member of the Board receiving any cash compensation from the Company. Mr. Roth also received options to purchase 21,500 shares of the Company’s Common Stock during the year ended December 31, 2001 and 160,000 during the year ended December 31, 2004. Ms. Cane and Mr. Irvine each received options to purchase 25,000 shares of the Company’s Common Stock for their services during the year ended December 31, 2001, options to purchase 5,000 shares of the Company’s Common Stock for their services during the year ended December 31, 2003 and 10,000 options to purchase 10,000 shares of the Company’s Common Stock for their services during the year ended December 31, 2004.

The Compensation Committee has no existing policy with respect to the specific relationship of corporate performance to executive compensation. The Committee has set executive compensation at what the Committee considered to be the minimal acceptable level necessary to retain and compensate the officer of the Company for his activities on the Company’s behalf.

The Nominating Committee

We do not currently have a standing nominating committee. Although we are not required to appoint and maintain a standing nominating committee, our full board of directors has evaluated the nomination process and abides by certain principals in the nomination of director candidates. In particular, when evaluating potential director nominees, the board considers the following factors:

à	The appropriate size of the Company’s Board of Directors;

à	The needs of the Company with respect to the particular talents and experience of its directors;

à
The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board;

à	Experience in political affairs;

à	Experience with accounting rules and practices; and

à	The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new board members.

The Company’s goal is to assemble a board of directors that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the board of directors may also consider such other factors as it may deem are in the best interests of the Company and its stockholders. In addition, the Board of Directors identifies nominees by first evaluating the current members of the board willing to continue in service. Current members of the board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination. If any member of the board does not wish to continue in service or if the board decides not to re-nominate a member for re-election, the board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the board of directors are polled for suggestions as to individuals meeting the criteria described above. The board may also engage in research to identify qualified individuals. To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary.

Officer and Director Compensation

The following table sets forth certain information as to our Chief Executive Officer and the highest paid officers and directors for our last three fiscal years. No other compensation was paid to any such officers or directors during this time period.

Annual Compensation Table

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Warrants & Options	LTIP payouts ($)	All Other Compensation
Russell R. Roth	Director, CEO and CFO	2002 2003 2004	$96,000 96,000 125,030	$0 50,000 0	$0 0 0	0 0 0	0 0 160,000	0 0 0	0 0 0
Gary G. Baldwin	Former Director, Secretary and Treasurer	2002 2003 2004	$71,750 30,000 0	0 0 0	$20,340 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Rich Irvine	Director	2002 2003 2004	$0 0 0	$0 0 0	$0 0 0	0 0 0	0 5,000 10,000	0 0 0	0 0 0
Kyleen E. Cane	Director	2002 2003 2004	$0 0 0	$0 0 0	$0 0 0	0 0 0	0 5,000 10,000	0 0 0	0 0 0
Kenneth L. Maul	Former Director	2002 2003 2004	$0 0 0	$0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Mark Valenti	Former Director	2002 2003 2004	$0 0 0	$0 0 0	$22,500 58,184 11,000	0 0 0	0 5,000 10,800	0 0 0	0 0 0
Zak Khal	President and COO	2002 2003 2004	144,000 144,000 144,000	$0 0 0	$0 0 0	0 0 0	40,000 0 100,000	0 0 0	0 0 0
John English	Chief Strategic Officer	2002 2003 2004	$0 0 86,714	$0 0 0	0 0 6,590	0 0 0	0 0 250,000	0 0 0	0 0 0
Sam Johnson	Chief Technical Officer	2002 2003 2004	$0 0 0	$0 0 0	$0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Stockholder Communications with the Board of Directors

Historically, the Company has not adopted a formal process for stockholder communications with the board. Nevertheless, every effort has been made to ensure that the board or individual directors, as applicable, hear the views of stockholders and that appropriate responses are provided to stockholders in a timely manner. Any matter intended for the board, or for any individual member or members of the board, should be directed to the Company’s Chief Executive Officer, Russell R. Roth, with a request to forward the same to the intended recipient. All such communications will be forwarded unopened.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Certain Relationships and Related Transactions

Except as disclosed below, none of the following parties in the past two years has had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that, in either case, has or will materially affect the Company.

à	Director or officer of LVGI;

à	Proposed nominee for election as a director of LVGI;

à	Person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of LVGI;

à	Promoter of LVGI;

à	Relative or spouse of any of the foregoing persons.

1. In 2001 and 2002, the Company loaned Messrs. Roth, Maul and Baldwin sufficient funds to exercise all their non-qualified stock options ($610,000) and pay the federal income tax due upon exercise ($38,000). The primary intent of these loans was to allow the Company to increase the number of its issued and outstanding common stock, thereby reducing the percentage ownership of certain shareholders and facilitating and streamlining the license application process in jurisdictions requiring all 5% or greater shareholders to apply. Interest is due on the loans for the first four years. At the end of the fifth year the full amount of the loan is due and payable. In September of 2001 the Company accepted 39,560 shares of LVGI common stock in exchange for the cancellation of the $180,000 debt

Mr. Maul incurred pursuant to the above loan agreement. The Company also paid Mr. Maul $36,000 in exchange for the cancellation of his option to purchase 12,250 shares of our common stock. During 2004, Mr. Roth paid $100,000 toward his debt.

2. In 2003, the Company entered into a separation agreement with Mr. Baldwin wherein Mr. Baldwin received a cash payment of $30,000, contingent future consideration of $30,000 and the right, under certain conditions, to have the Company repurchase up to 75,000 common shares at prices up to $3.00 per share (see Notes to the Consolidated Financial Statements, Note 5, Stockholders’ equity, Due from officer/stockholder).

3. Incentive Stock Options. In 2000, Russell Roth received options to purchase 21,500 shares of common stock at $3 per share. In 2004 he received another 160,000 at $1 per share. Kyleen Cane and Rich Irvine each received options to purchase 25,000 shares of common stock in 2001 at $3, 5,000 shares of common stock in 2003 at $4.55 and 10,000 shares of common stock in 2004 at $1.00 per share.

4. Warrants. In 2005 Kyleen Cane and Rich Irvine each received warrants to purchase 50,000 shares of common stock at $3. They expire in 5 years.

5. In 2005 Mr. Roth received 170,000 shares of common stock in return for deferring and reducing his salary. He was part of an overall program that was applied to employees whereas salaries were reduced in exchange for common stock.

Family Relationships

There are no family relationships among our directors or officers.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE NOMINEES. PROXIES SOLICITED BY LAS VEGAS GAMING, INC. WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY IN THEIR PROXIES A CONTRARY CHOICE.

PROPOSAL NO. 2: AMENDMENT OF ARTICLES TO CREATE AND ISSUE DIFFERENT CLASSES OF COMMON STOCK

Overview of the Proposed Amendment

On August 1, 2005, the Board of Directors adopted a resolution to amend and to recommend that the shareholders approve an amendment to Article VI of our Articles of Incorporation to authorize the Board of Directors to provide for the issuance of one or more additional series of common stock. A copy of the proposed Certificate of Amendment of the Articles of Incorporation regarding this change is attached as an Exhibit for your review. These shares will have a par value of $0.001 per share and will be entirely separate and apart from the issued and outstanding shares of common stock existing as of the date of this Amendment, which shall have unlimited voting rights and shall be designated for purposes of identification as Common Stock Series A.

The ability to create and issue different classes of common stock is authorized under Nevada Revised Statutes 78.195 which allows a corporation by amendment of its articles of incorporation to have more than one class or series of stock and to vest authority in the board of directors to prescribe, the classes, series and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock.

Nevada Revised Statutes Section 78-1955 (3) requires that any changes to the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock must be approved by a majority shareholder vote through an amendment to the Articles of Incorporation before it can be effected. No such proposal to the shareholders is anticipated at this time.

Nothing in this referenced section of Nevada law or in the proposal to the shareholders affects the number of authorized stock of the Company (either preferred or common). The number of authorized stock will therefore not be affected by this amendment to the articles.

Our Board of Directors believes that the proposed authorization of one or more additional series of common stock is desirable to enhance our flexibility in raising capital in connection with one or more of the following:

à	private or public offerings of convertible securities to finance company operations or projects that we are pursuing or will pursue in the future;

à	acquisitions; and

à	strategic investments.

The approval of this proposed amendment would allow the Board of Directors to create different classes of common stock, which means that the voting powers, designations, preferences, and the cumulative, relative, participating, optional or other special rights, qualifications, limitations or restrictions, including voting rights, dividend rights (including cumulative dividends), dividend or interest rates, terms of conversion, conversion prices, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and maturity dates, if any, for any new class of common stock created, may be different from current common stock as determined in the future by our Board of Directors, without any further approval or action by our shareholders.

The Company does not have any current plan to create any new class of common stock with different rights than those of the existing common stock shareholders, or warrants, options or other rights to purchase shares of any such new type of common stock, but may do so if the proposed amendment to our Articles of Incorporation is approved by our shareholders.

If the Company raises additional funds through the issuance of additional equity securities, our shareholders may experience dilution, which could be significant. The proposed amendment would not allow preemptive rights and thus shareholders would have no rights to purchase any equity securities the Company may decide to issue, including any shares of different classes of common stock that may be issued by our board of directors if the proposed amendment to our Articles of Incorporation is approved.

The board of directors believes that this authorization to issue different classes of common stock will enable the Company to act quickly to raise additional equity financing if the opportunity arises. If the proposed amendment to the Company’s Articles of Incorporation to authorize the issuance of shares of new classes of common stock is adopted, the shares established by our Board of Directors may be issued upon the approval of the board at such times, in such amounts, and upon such terms as the board may determine, without further approval of the shareholders, unless shareholder approval is expressly required by applicable law, regulatory agencies, or any exchange or quotation service on which the Company’s stock may then be listed.

The board of directors believes that it is in the best interest of the Company and its shareholders to authorize the creation and issuance of different classes of common stock. If this proposed amendment is adopted, it will become effective upon the filing of the amendment with the State of Nevada, which the Company intends to effect promptly after completion of the annual meeting.

The Company does not have any plans with regard to any merger, acquisition or business combination and does not anticipate any such action.

Effect of Proposed Amendment

It is not possible to determine the actual effect of the authorization and issuance of different classes of common stock on the rights of the shareholders of the Company until our board determines the rights of the holders of a series of common stock. Such effects might include:

à	restrictions on the payment of dividends to holders of Common Stock Series A or preferred stock;

à	dilution of voting power to the extent that holders of the new series of common stock are given voting rights;

à	dilution of equity interest and voting power if the new series of common stock is convertible into Common Stock Series A or preferred stock (if applicable);

à
restrictions upon any distribution of assets to the holders of Common Stock Series A or preferred stock (if applicable) upon liquidation or dissolution, and restrictions upon the amounts of merger consideration payable to the holders of Common Stock Series A or preferred stock (if applicable) upon a merger or acquisition of the Company, until the satisfaction of any liquidation preference granted to the holders of the new series of common stock;

à	redemption rights for holders of the new series of common stock that may restrict the availability of revenue for other corporate uses, including the payment of dividends; and

à	special voting rights for holders of the new series of common stock in connection with major corporate actions such as mergers, acquisitions or other transactions.

Potential Anti-Takeover Effects

Any particular issuance or series of a new class of common stock could, depending on the terms, make it more difficult or discourage any attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or other means. Issuance of a new class of common stock could have the effect of diluting the stock ownership of persons seeking control of our company, and the possibility of such dilution could have a deterrent effect on persons seeking to acquire control. The board of directors also could, although it has no present intention of so doing, authorize the issuance of a new class of common stock to a holder who might thereby obtain sufficient voting power to assure that any proposal to effect certain business combinations or amend our Articles of Incorporation or Bylaws would not receive the required shareholder approval. Accordingly, the power to issue shares of a new class of common stock could enable the board to make it more difficult to replace incumbent directors and to accomplish business combinations opposed by the incumbent board.

The Company is subject to various Nevada statutes that could discourage potential takeover attempts. The Nevada Combinations with Interested Stockholders provisions prohibit the Company from engaging in specified business combinations with “interested stockholders,” including beneficial owners of 10% or more of the voting power of our outstanding shares. After a stockholder acquires 10% or more of the voting power of our outstanding shares, combinations may be permissible only if specified conditions are satisfied. Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interest of, the corporation. Additionally, Nevada law permits directors and officers in exercising their respective powers with a view to the interests of the corporation, to consider: the interests of the corporation’s employees, suppliers, creditors and customers; the economy of the state and the nation; the interests of community and society; and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Accordingly, these statutory provisions could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future.

The affirmative vote of a majority of the outstanding shares is necessary for the approval of the amendment to the Articles of Incorporation to authorize the creation and issuance of different classes of common stock by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE AMENDMENT. PROXIES SOLICITED BY LAS VEGAS GAMING, INC. WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY IN THEIR PROXIES A CONTRARY CHOICE.

SELECTION OF AUDITORS

The Board of Directors selected Piercy, Bowler, Taylor & Kern, Certified Public Accountants, as the Company’s independent auditors and business advisers to examine the Company’s financial statements for the fiscal year ended December 31, 2005.

There will be no representative of Piercy, Bowler, Taylor & Kern at the annual meeting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee Report

The primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of the Company’s internal controls and financial statements and the audit process. The Company does not have an audit committee charter. The audit committee members consist of all the members of the board of directors.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting Daylights and applicable laws and regulations. The independent auditors, Piercy, Bowler, Taylor & Kern, certified public accountants, are responsible for performing an independent audit of the financial statements in accordance with generally accepted auditing Daylights.

In performing its oversight role, the Audit Committee has considered and discussed the audited financial statements with management. The Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Daylights No. 61, Communication with
Audit Committees, as currently in effect. The Committee has received the written disclosures and the letter from the independent auditors required by Independence Daylights Board Daylight No. 1, Independence Discussions With Audit Committees, as currently in effect, and has discussed with the auditors the auditors’ independence.

Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee with regard to its oversight functions referred to below, the Committee recommended to the Board that the audited financial statements be included in the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2004 for filing with the Securities and Exchange Commission.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including with respect to auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting Daylights and applicable laws and regulations. Furthermore, the Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing Daylights, that the financial statements are presented in accordance with generally accepted accounting principles, or that Piercy, Bowler, Taylor & Kern, certified public accountants, is in fact independent.

Independent Auditor Fees

The Company’s board of directors reviews and approves audit and permissible non-audit services performed by its independent accountants, as well as the fees charged for such services. In its review of non-audit service fees and its appointment of Piercy, Bowler, Taylor & Kern as the Company’s independent accountants, the board of directors considered whether the provision of such services is compatible with maintaining independence. All of the services provided and fees charged by Piercy, Bowler, Taylor & Kern in 2004 and 2003 were approved by the board of directors. The following represents fees for audit services rendered by Piercy, Bowler, Taylor & Kern for the audit of the Company’s annual financial statements for the years ended December 31, 2004 and December 31, 2003 and fees billed for other services rendered by Piercy, Bowler, Taylor & Kern during those periods.

Audit Fees

The aggregate fees billed by our auditors for professional services rendered in connection with the audit of our annual consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 as well as fees paid to our auditors for the review of our 10QSBs filed during the same periods, were $57,565 and $72,042 respectively.

Audit-Related Fees

The aggregate fees that our auditors billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements were $1,999 and $5,074 for 2004 and 2003, respectively.

Tax Fees

The aggregate fees billed by our auditors for professional services for tax compliance, tax advice, and tax planning were $15,036 and $4,365 for the fiscal years ended December 31, 2004 and 2003.

Other Non-Audit Fees

The aggregate fees billed by our auditors for all other non-audit services, such as attending meetings and other miscellaneous financial consulting, for the fiscal years ended December 31, 2004 and 2003 were $1,913 and $2,331 respectively.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

There were no fees billed by the Company’s auditors for: (a) directly or indirectly operating, or supervising the operation of, the Company’s information system or managing the Company’s local area network; or (b) designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that is significant to the Company’s financial statements taken as a whole. As there were no fees billed or expended for the above services, the Company’s board of directors did not consider whether such expenditures were compatible with maintaining the auditor’s independence from the Company.

FORWARD -LOOKING STATEMENTS

This proxy statement may include statements that are not historical facts. These statements are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and are based, among other things, on the Company’s current plans and expectations relating to expectations of anticipated growth in the future and future success under various circumstances. As such, these forward-looking statements involve uncertainty and risk. External factors that could cause our actual results to differ materially from our expectations include:

•	The Company’s ability to develop its business plan to the extent anticipated;
•	The public’s willingness to accept the Company’s games; and
•	The Company’s ability to compete successfully within the gaming industry.

Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in any forward-looking statement. We do not undertake any obligation to update the forward-looking statements contained in this proxy statement to reflect actual results, changes in assumptions, or changes in other factors affecting these forward-looking statements.

FUTURE STOCKHOLDER PROPOSALS

It is anticipated that the release date for Las Vegas Gaming’s proxy statement and form of proxy for its next annual meeting of shareholders will be September 2, 2006. The deadline for submittals of shareholder proposals to be included in that proxy statement and form of proxy is 120 days prior to that date. The deadline for submittals of shareholder proposals for a meeting of shareholders other than at a regularly scheduled annual meeting is a reasonable time before the company begins to print and mail its proxy materials.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by the Company with the Commission, are incorporated herein by reference:

(i)	The Company's Annual Report filed on Form 10-KSB with the Commission on April 15, 2005, for the fiscal year ended December 31, 2004 (the Form 10-KSB is attached);

(ii)	The Company’s Quarterly Reports filed on Form 10-QSB on September 15, 2005 and on May 24, 2005.

(iii)	All of the Company’s Reports filed on Form 8-K during 2004 and 2005.

(iv)	Proposed Certificate of Amendment of the Articles of Incorporation (attached)

All reports and definitive proxy or information statements filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and prior to the date of the Annual Meeting shall be deemed to be incorporated by reference into this Proxy Statement from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated in this Proxy Statement shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference modifies or supersedes such statement.

A copy of the documents incorporated herein by reference (excluding exhibits unless such exhibits are specifically incorporated by reference into the information incorporated herein) that are not presented with this document or delivered herewith, will be provided without charge to each person, including any beneficial owner, to whom a Proxy Statement is delivered, upon oral or written request of any such person and by first-class mail or other equally prompt means. Requests should be directed to the Corporate Secretary at the address set forth above.

WHERE YOU CAN FIND MORE INFORMATION

Las Vegas Gaming is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Las Vegas Gaming files reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website, located at www.sec.gov, that contains reports, proxy statements and other information regarding companies and individuals that file electronically with the SEC.

PLEASE SIGN, DATE AND RETURN THE ACCOMPANYING PROXY AT YOUR EARLIEST CONVENIENCE, WHETHER OR NOT YOU CURRENTLY PLAN TO ATTEND THE MEETING.

By Order of the Board of Directors

/s/ Russell R. Roth
Russell R. Roth
CEO and Chairman

Las Vegas Gaming, Inc.
PROXY

Annual Meeting of Shareholders
October 7, 2005
PROXY
The undersigned appoints Russell Roth of Las Vegas Gaming, Inc. with full power of substitution, the attorney and proxy of the undersigned, to attend the annual meeting of shareholders of Las Vegas Gaming, Inc., to be held October 7, 2005 beginning at 9:00 a.m., Pacific Daylight Time, at 4000 West Ali Baba Lane, Suite D, Las Vegas, Nevada, and at any adjournment thereof, and to vote the stock the undersigned would be entitled to vote if personally present, on all matters set forth in the Proxy Statement sent to Shareholders, a copy of which has been received by the undersigned, as follows:

Please mark your votes as indicated [X]	Total Number of Shares Held: ______________

This proxy when properly signed will be voted in the manner directed herein by the undersigned shareholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSAL.

1. For the election of the following three nominees as directors of the Company, to serve until the next annual meeting or until their successors are elected and qualified: Russell R. Roth, Kyleen Cane and Richard Irvine.

FOR Nominees	NOT FOR Nominees
[_]	[_]

2. To approve an amendment to the company’s Articles of Incorporation to authorize our board of directors to create and issue different classes of common stock.

FOR Amendment	NOT FOR Amendment
[_]	[_]

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting.

IMPORTANT - PLEASE SIGN AND RETURN PROMPTLY. When joint tenants hold shares, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person. Please sign exactly as your name appears on your stock certificate(s).

Dated: ________________, 2005

___________________________	___________________________
Print Name	Signature

PLEASE SIGN AND RETURN THIS PROXY PROMPTLY.